VIA EDGAR

March 27, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Scott Anderegg, Ms. Lilyanna Peyser, Ms. Amy Geddes, and Ms. Angela Lumley

Re:	YY Group Holding Limited
Registration Statement on Form F-1, as amended File No. 333-275486

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of YY Group Holding Limited that the effective date of the above referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm, Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

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Very truly yours,

US Tiger Securities, Inc

By:	/s/ Tony Tian
Name: Tony Tian
Title: Head of Capital Markets